Exhibit 99.1

Decision on Disposal of Treasury Shares

On January 21, 2020, the board of directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved to dispose of its treasury shares by exchanging such shares for shares of Orange Life Insurance, Ltd. (“Orange Life”) pursuant to a comprehensive stock exchange agreement entered into between SFG and Orange Life on November 19, 2019 (the “Stock Exchange Agreement”, and the transaction the “Stock Exchange”).

1. Number of treasury shares expected to be disposed		Common shares	13,882,062
		Preferred shares	—
2. Reference price of the treasury shares to be disposed (KRW)		Common shares	43,336
		Preferred shares	—
3. Expected disposal amount (KRW)		Common shares	601,593,038,832
		Preferred shares	—
4. Expected disposal period		From	January 28, 2020
		To	January 28, 2020
5. Purpose of disposal

As the Stock Exchange was approved at the shareholders’ meeting of Orange Life on January 10, 2020, SFG plans to transfer its treasury shares to the shareholders of Orange Life as consideration for the Stock Exchange.

6. Method of disposal			Over-the-counter
7. Number of treasury shares held before disposal	Acquisitions from Profits Available for Dividend	Common Shares (percentage)	13,882,062 shares (2.9%)
		Other Shares	—
	Other Acquisitions	Common Shares (percentage)	—
		Other Shares	—
8. Date of resolution by the board of directors			January 21, 2020
	Non-executive directors		Present: 11
Absent: 0
	Attendance of audit committee member who is not a non-executive director		—

9. Other matters:

•

This decision on disposal of treasury shares was made in connection with the Stock Exchange. As the Stock Exchange was approved at the shareholders’ meetings of Orange Life, the board of directors of SFG resolved to dispose of the treasury shares as a means of transferring such shares to the shareholders of Orange Life pursuant to the Stock Exchange Agreement.

•	The above “2. Reference price of the treasury shares to be disposed” is the exchange value per share pursuant to the Stock Exchange Agreement.

•	The above “3. Expected disposal amount” is calculated by multiplying the exchange value per share by the number of treasury shares to be disposed.

•

The above “4. Expected disposal period” is the expected date of the Stock Exchange. As SFG plans to distribute its treasury shares to the shareholders of Orange Life on such date, the above “6. Method of disposal” is indicated as “over-the-counter”.

•

The total number of treasury shares owned by SFG as of January 21, 2020 is 13,882,062 shares, and all treasury shares are purchased through trust agreement within the amount of profits available for dividend.